EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008

Profit	$89	$130	$140	$254

Add:
Provision for income taxes	29	46	45	105

Deduct:
Partnership income	-	(1)	-	(3)

Profit before income taxes and partnership income	$118	$175	$185	$356

Fixed charges:
Interest expense	$272	$278	$554	$563
Rentals at computed interest*	2	1	3	3

Total fixed charges	$274	$279	$557	$566

Profit before income taxes plus fixed charges	$392	$454	$742	$922

Ratio of profit before income taxes plus fixed charges to fixed charges	1.43	1.63	1.33	1.63

*Those portions of rent expense that are representative of interest cost.